UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): March 20, 2021

Thoma Bravo Advantage

(Exact name of registrant as specified in its charter)

Cayman Islands	001-39889	98-1566321
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

150 N. Riverside Plaza, Suite 2800 Chicago, Illinois		60606
(Address of principal executive offices)		(Zip Code)

(312) 254-3300

(Registrant’s telephone number, including area code)

Not applicable

(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A ordinary shares, par value $0.0001 per share	TBA	New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 1.01 Entry into a Material Definitive Agreement.

The Merger Agreement

On March 20, 2021, Thoma Bravo Advantage (“TBA”) entered into an Agreement and Plan of Merger (the “Merger Agreement”), by and among TBA, ironSource Ltd., a company organized under the laws of the State of Israel (the “Company” or “ironSource”), Showtime Cayman, a Cayman Islands exempted company and wholly-owned subsidiary of the Company (“Merger Sub”), and Showtime Cayman II, a Cayman Islands exempted company and wholly-owned subsidiary of the Company (“Merger Sub II”), pursuant to which: (a) Merger Sub will merge with and into TBA (the “First Merger”), with TBA surviving the First Merger as a wholly owned subsidiary of the Company (such company, as the surviving entity of the First Merger, the “Surviving Entity”) and (b) immediately following the First Merger and as part of the same overall transaction as the First Merger, the Surviving Entity will merge with and into Merger Sub II (the “Second Merger” and, together with the First Merger, the “Mergers”), with Merger Sub II surviving the Second Merger as a wholly owned subsidiary of the Company (such company, as the surviving entity of the Second Merger, the “Surviving Company”). The transactions set forth in the Merger Agreement, including the Mergers, will constitute a “Business Combination” as contemplated by TBA’s Amended and Restated Memorandum and Articles of Association.

The Merger Agreement and the transactions contemplated thereby have been unanimously approved by the Board of Directors of TBA (the “Board”) and the board of directors of the Company.

The pro forma equity valuation of the Company upon the consummation of the transactions contemplated by the Merger Agreement (the “Transactions”) is expected to be approximately $10 billion, subject to adjustment for the Company’s cash and indebtedness for borrowed money as of the consummation of the Transactions (“Effective Time”). At the Effective Time, assuming none of TBA’s public shareholders exercise redemption rights (“TBA Redemptions”) pursuant to TBA’s Amended and Restated Memorandum and Articles of Association, (i) the existing shareholders of the Company, including certain members of the Company’s management (“Company Management”), will own approximately 77% of the outstanding Class A ordinary shares of the Company (“Company Class A Ordinary Shares”), which includes Class A ordinary shares issuable upon conversion of Class B ordinary shares of the Company on a one-for-one basis (“Company Class B Ordinary Shares” and, together with the Company Class A Ordinary Shares, the “Company Ordinary Shares”), (ii) the shareholders of TBA, including Thoma Bravo Advantage Sponsor, LLC (“Sponsor”), the sponsor of TBA, will own approximately 11% of the outstanding Company Class A Ordinary Shares, and (iii) the PIPE Investors (as defined below) will own the remaining approximately 12% of the outstanding Company Class A Ordinary Shares.

On the Closing Date and immediately prior to the consummation of the Mergers and the sale of shares to the PIPE Investors, the Company shall effect a recapitalization whereby (i) the Company will adopt amended and restated articles of association, (ii) each ordinary share of the Company that is issued and outstanding immediately prior to the Effective Time will be renamed and become a Company Class A Ordinary Share, (iii) the Company will declare and effect an in-kind dividend on each Company Class A Ordinary Share then outstanding by distributing to each holder thereof one Company Class B Ordinary Share for each Company Class A Ordinary Share held by such holder, (iv) each Company Class A Ordinary Share and each Company Class B Ordinary Share that is issued and outstanding immediately prior to the Effective Time shall be split into a number of Company Class A Ordinary Shares and Company Class B Ordinary Shares, respectively, in order to cause the value of the outstanding Company Ordinary Shares immediately prior to the Effective Time to equal $10.00 per share, based upon the equity value of the Company in the Mergers (the “Stock Split”), and (v) any outstanding stock options and restricted stock units of the Company issued and outstanding immediately prior to the Effective Time shall be adjusted to give effect to the foregoing transactions and remain outstanding.

Following such recapitalization (but before the Mergers), if the Company determines, after consulting with TBA, that the amount of freely usable cash proceeds to be released to TBA from TBA’s trust account is greater than the Company’s capital needs (such amount of freely usable cash to be no less than $500 million), TBA agrees to purchase from one or more Company shareholders, as determined by the Company in its sole discretion, an amount of Company Class A Ordinary Shares, at a price per share of $10.00, in a secondary sale for an aggregate purchase price equal to such excess amount.

Following the recapitalization, (a) immediately prior to the First Merger, each Class B ordinary share of TBA will be cancelled automatically and converted into one Class A ordinary share of TBA and (b) after giving effect to the foregoing and in connection with the First Merger, each Class A ordinary share of TBA issued and outstanding will be converted automatically into one Company Class A Ordinary Share.

The Company Ordinary Shares to be received by Sponsor and certain directors and officers of TBA will be subject to the transfer restrictions described below under the heading “Sponsor Agreement”. The Company Ordinary Shares held by certain of the Company’s current shareholders, including Company Management, will be subject to the transfer restrictions described below under the heading “Shareholder Rights Agreement” and “Shareholder Support Agreements”.

The Transactions are targeted to be consummated in the second quarter of 2021, after the required approval by the shareholders of TBA and the shareholders of the Company, as well as the fulfillment or waiver of certain other conditions as described below.

After the consummation of the Transactions, the current officers of the Company will remain officers of the Company. The size of the board of directors of the Company will be increased and one director will initially be designated by the Sponsor.

Representations, Warranties and Covenants

The parties to the Merger Agreement have made representations, warranties and covenants that are customary for transactions of this nature. The representations and warranties contained in the Merger Agreement will not survive the closing of the Transactions, other than in the event of fraud.

The Merger Agreement contains additional covenants of the parties, including, among others, covenants providing for (a) the parties to carry on their respective businesses in the ordinary course consistent with past practice through the closing of the Transactions, (b) TBA and the Company being prohibited from soliciting or negotiating with third parties regarding alternative transactions and agreeing to certain related restrictions and ceasing discussions regarding alternative transactions, (c) TBA and the Company to cooperate to prepare (and for the Company to file with the Securities and Exchange Commission (the “SEC”)) a registration statement on Form F-4 (the “Registration Statement”) for the purpose of registering under the Securities Act of 1933, as amended (the “Securities Act”), the Company Class A Ordinary Shares to be issued in exchange for the issued and outstanding Class A ordinary shares of TBA in connection with the Mergers, which Registration Statement will contain a proxy statement/prospectus for the purpose of, among other things, soliciting proxies from TBA’s shareholders to vote in favor of adoption and approval of the Merger Agreement, the Transactions and certain other matters at a special meeting called therefor, (d) the protection of, and access to, confidential information of the parties and (e) the parties to cooperate in obtaining necessary approvals from governmental agencies, including under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

Conditions to Consummation of the Mergers

The consummation of the Transactions is subject to customary closing conditions for special purpose acquisition companies, including the following conditions to each party’s obligations, among others:

•	the expiration or termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended;

•	no law or governmental order enjoining, prohibiting or making illegal the Transactions;

•	TBA having at least $5,000,001 of net tangible assets as of the Effective Time;

•	the approval of the Transactions by TBA’s shareholders and the Company’s shareholders;

•	the approval of the listing of the Company Class A Ordinary Shares to be issued in connection with the closing of the Transactions on the New York Stock Exchange; and

•	the effectiveness of the Registration Statement.

Additionally, the obligations of the Company, Merger Sub and Merger Sub II to consummate the Transactions are subject to the following conditions:

•	the accuracy of certain representations and warranties of TBA in all material respects (subject to certain bring-down standards);

•	the performance by TBA of its agreements and covenants in the Merger Agreement in all material respects;

•

the aggregate transaction proceeds available for release from the TBA’s trust account (after giving effect to any TBA Redemptions) plus the aggregate amount of the PIPE financing shall equal or exceed $1,300,000,000 (the “Aggregate Transaction Proceeds Condition”); and

•	the resignation of certain individuals from their positions and offices with TBA.

The obligations of TBA to consummate the transactions contemplated by the Merger Agreement are also subject to the following conditions:

•	accuracy of certain representations and warranties of the Company in all material respects (subject to certain bring-down exceptions); and

•	the performance by the Company of its agreements and covenants in the Merger Agreement in all material respects.

Either TBA or the Company may waive any inaccuracies in the representations and warranties made to such party contained in the Merger Agreement or in any document delivered pursuant to the Merger Agreement and waive compliance (in whole or part) with any agreements or conditions for the benefit of itself or such party contained in the Merger Agreement or in any document delivered pursuant to the Merger Agreement.

Termination

The Merger Agreement may be terminated under certain customary and limited circumstances prior to the consummation of the Mergers, including:

•	by mutual written consent of TBA and the Company;

•

by either TBA or the Company if a governmental entity has issued a final and non-appealable order or taken any other action, in any case having the effect of permanently restraining, enjoining or otherwise prohibiting the transactions contemplated by the Merger Agreement, including the Mergers;

•

by either TBA or the Company, if the consummation of the Mergers has not occurred on or prior to October 31, 2021 (the “Outside Date”) (provided that such termination right will not be available to any party whose breach of the Merger Agreement caused or resulted in the failure to consummate the Mergers by such time);

•

by either TBA or the Company upon a breach of any representations, warranties, covenants or other agreements set forth in the Merger Agreement by the other party if such breach gives rise to a failure of certain closing conditions to be satisfied and cannot or has not been cured within the earlier of 45 days’ following the receipt of notice from the non-breaching party and five business days prior to the Outside Date (provided that, in such event, a party may not terminate if it is then in material breach of the Merger Agreement);

•

by either TBA or the Company if either TBA’s or the Company’s respective shareholder approval is not obtained at their respective meetings (provided that, in such event, a party may not terminate if it is then in breach of certain covenants in the Merger Agreement); and

•

by the Company if, as a result of redemptions by TBA shareholders, the Aggregate Transaction Proceeds Condition becomes incapable of being satisfied (but subject to the rights of the Sponsor under the Sponsor Agreement, as discussed below).

The foregoing description of the Merger Agreement and the transactions contemplated thereby, including the Mergers, does not purport to be complete and is qualified in its entirety by the terms and conditions of the Merger Agreement, a copy of which is attached hereto as Exhibit 2.1 and is incorporated herein by reference. The Merger Agreement contains representations, warranties and covenants that the respective parties made to each other as of the date of such agreement or other specific dates. The assertions embodied in those representations, warranties and covenants were made for purposes of the contract among the respective parties to the Merger Agreement and are subject to important qualifications and limitations agreed to by the contracting parties in connection with negotiating the Merger Agreement. The Merger Agreement has been attached to provide investors with information regarding its terms. It is not intended to provide any other factual information about TBA or any other party to the Merger Agreement. In particular, the representations, warranties, covenants and agreements contained in the Merger Agreement, which were made only for purposes of the Merger Agreement and as of specific dates, were solely for the benefit of the respective parties to the Merger Agreement, may be subject to limitations agreed upon by the contracting parties (including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the respective parties to the Merger Agreement instead of establishing these matters as facts) and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to TBA’s shareholders. Except as expressly stated therein, TBA’s and the Company’s shareholders and other security holders are not third-party beneficiaries under the Merger Agreement and should not rely on the representations, warranties, covenants and agreements, or any descriptions thereof, as characterizations of the actual state of facts or condition of any party to the Merger Agreement. Moreover, information concerning the subject matter of the representations and warranties may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in TBA’s public disclosures.

Shareholder Support Agreement

Concurrently with the execution of the Merger Agreement, holders representing a majority of the outstanding Company Ordinary Shares (each, a “Written Consent Party” and, collectively, the “Written Consent Parties”) entered into a letter agreement (the “Shareholder Support Agreement”) in favor of TBA and the Company, pursuant to which the Written Consent Parties agreed to (i) attend a meeting of Company shareholders relating to the Transactions or otherwise cause all equity securities owned by it, him or her to be counted as present thereat, (ii) vote all Company equity owned by it, him or her in favor of the Transactions, and (iii) vote against certain alternate business combinations. The Written Consent Parties further agreed that prior to the consummation of the Transactions, they shall use commercially reasonable efforts to take all actions and do, or cause to be done, all things reasonably necessary under applicable law to consummate the Transactions.

Additionally, the Written Consent Parties have agreed to transfer restrictions whereby such Written Consent Party may not sell or otherwise transfer any of the Company Ordinary Shares beneficially held by them following the closing of the Transactions for a six month period following the Closing Date (or, if earlier, the date that the lock-up restrictions governing the Sponsor Lock-Up Securities (as defined and described below) are fully released).

The foregoing summary of the Shareholder Support Agreement is qualified in its entirety by reference to the text of the Shareholder Support Agreement, which is attached as Exhibit 10.1 hereto and incorporated herein by reference.

Sponsor Support Agreement

Concurrently with the execution of the Merger Agreement, the Sponsor and certain directors of TBA entered into a letter agreement (the “Sponsor Support Agreement”) in favor of the Company and TBA, pursuant to which they have agreed to (i) attend a meeting of TBA shareholders relating to the Transactions or otherwise cause all equity securities owned by them to be counted as present thereat, (ii) vote all shares of TBA owned by them in favor of the Transactions, (iii) vote against any business combination proposal besides the Transactions and any other action that would reasonably be expected to materially impede, interfere with, delay, postpone, or adversely affect the Transactions, (iv) vote against any change in business, management or board of directors of TBA (except as contemplated by the Transactions), (v) not to redeem, or seek to redeem, any shares of TBA owned by them prior to the consummation of the Transactions and (vi) not to transfer any shares of TBA prior to the closing of the Transactions or the valid termination of the Merger Agreement.

Additionally, the Sponsor and certain directors of TBA agreed to transfer restrictions whereby, for a one year period following the closing of the Transactions, they may not sell or otherwise transfer any Company Ordinary Shares that are issued on account of the Class B ordinary shares of TBA held by them (founder shares) (the “Sponsor Lock-Up Securities”). One-third of the Sponsor Lock-Up Securities shall be released from such lock-up restrictions in the event that the volume-weighted average price of a Class A Ordinary Share exceeds $15.00, $17.50 and $20.00 per share, respectively, for 20 trading days within any 30-trading day period commencing at least 150 days after the Closing Date.

In the event that redemptions by TBA’s shareholders in connection with the Transactions exceed $150 million (the amount of such excess redemptions, the “Excess Redemptions”), the Sponsor, at its election, must either (i) procure that affiliates of Thoma Bravo, L.P. commit to fund the amount of the Excess Redemptions in cash at closing by purchasing additional Company Ordinary Shares pursuant to an Investment Agreement, (ii) surrender for no consideration a number of Class B shares of TBA (founder shares) having a value equal to the Excess Redemptions or (iii) a combination of the foregoing; provided that in no event will Sponsor be required to fund cash in an amount in excess of, or forfeit Class B shares of TBA having a value in excess of, $250 million.

Pursuant to the Sponsor Support Agreement, the Sponsor has the right to designate one individual (whose identity is generally subject to the prior consent of the Company, other than Orlando Bravo) to be appointed to the Company’s board of directors as of the closing of the Transactions.

The foregoing summary of the Sponsor Support Agreement is qualified in its entirety by reference to the text of the Sponsor Support Agreement, which is attached as Exhibit 10.2 hereto and incorporated herein by reference.

Item 7.01 Regulation FD Disclosure.

On March 21, 2021, TBA and the Company issued a joint press release announcing the execution of the Merger Agreement. The press release is furnished herewith as Exhibit 99.1 and incorporated into this Item 7.01 by reference. Notwithstanding the foregoing, information contained on the websites of TBA, the Company or any of their affiliates referenced in Exhibit 99.1 or linked therein or otherwise connected thereto does not constitute part of nor is it incorporated by reference into this Current Report.

Furnished herewith as Exhibit 99.2 and incorporated into this Item 7.01 by reference is the investor presentation dated March 2021 that will be used by TBA and the Company with respect to the Transactions.

Furnished herewith as Exhibit 99.3 is a transcript of a webcast first posted on March 21, 2021 in connection with the announcement of the Transactions.

Furnished herewith as Exhibit 99.4 is a transcript of an investor call first posted on March 21, 2021 in connection with the announcement of the Transactions.

The information in this Item 7.01, including Exhibit 99.1, Exhibit 99.2, Exhibit 99.3 and Exhibit 99.4, is furnished and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to liabilities under that section, and shall not be deemed to be incorporated by reference into the filings of TBA under the Securities Act or the Exchange Act, regardless of any general incorporation language in such filings. This Current Report will not be deemed an admission as to the materiality of any of the information in this Item 7.01, including Exhibit 99.1, Exhibit 99.2, Exhibit 99.3 or Exhibit 99.4.

Item 8.01 Other Events.

PIPE Investment Agreements

On March 20, 2021, the Company entered into Investment Agreements (each, an “Investment Agreement”) with certain investors (each, a “PIPE Investor” and collectively, the “PIPE Investors”) pursuant to which, among other things, the PIPE Investors have agreed to purchase an aggregate of 130 million Company Class A Ordinary Shares in a private placement or secondary sale of shares for $10.00 per share on the terms and subject to the conditions set forth therein. At the discretion of the Company, the Class A Ordinary Shares will either be newly issued by the Company or sold by one or more existing holders of Company Class A Ordinary Shares (collectively, the “Secondary Sellers”). The Investment Agreements contain customary representations and warranties of the Company, on the one hand, and the applicable PIPE Investor, on the other hand, and customary conditions to closing, including the consummation of the Transactions. To the extent the Company elects for the secondary sale of shares by the Secondary Sellers, the PIPE Investors agreed to enter into a purchase and sale agreement with one or more Secondary Sellers in the form attached to the Investment Agreement (collectively the “Secondary Purchase Agreements”). The Secondary Purchase Agreements contain customary representations and warranties of the Secondary Sellers party thereto, on the one hand, and the applicable PIPE Investor, on the other hand, and customary conditions to closing, including the consummation of the Transactions.

Thoma Bravo Ascension Fund, L.P., an affiliate of Sponsor and Thoma Bravo, L.P., has agreed to purchase $300 million of Company Class A Ordinary Shares pursuant to an Investment Agreement on substantially the same terms and conditions as the other PIPE Investors.

As of the date hereof, issuance or sale of the Company Class A Ordinary Shares in connection with the Investment Agreements and Secondary Purchase Agreements has not been registered under the Securities Act. The Company has agreed, within 30 calendar days after the consummation of the Transactions, to file with the SEC a registration statement registering the resale of such Company Class A Ordinary Shares and will use its commercially reasonable efforts to have such registration statement declared effective as soon as practicable after the filing thereof (but no later than the earlier of (i) the 90th calendar day following the Closing (or the 120th calendar day if the SEC notifies the Company (orally or in writing) that it will “review” the registration statement) and (ii) the seventh business day after the date the Company is notified (orally or in writing, whichever is earlier) by the SEC that the registration statement will not be “reviewed” or will not be subject to further review).

The foregoing summary of the Investment Agreements is qualified in its entirety by reference to the text of the Investment Agreements, the form of which is attached as Exhibit 10.3 hereto and incorporated herein by reference.

Shareholder Rights Agreement

Upon the consummation of the Mergers, Sponsor will become a party to the Second Amended and Restated Shareholder Rights Agreement, by and among the Company and certain shareholders of the Company, pursuant to which Sponsor and such other shareholders will be entitled to certain customary registration rights, including, among other things, demand, shelf and piggy-back rights, subject to cut-back provisions. Pursuant to the Shareholder Rights Agreement, Sponsor and other shareholders of the Company will agree, in connection with the exercise of any registration rights, not to sell, transfer, pledge or otherwise dispose of Company Ordinary Shares or other securities exercisable therefor for certain time periods specified therein.

The foregoing summary of the Shareholder Rights Agreement is qualified in its entirety by reference to the text of the Shareholder Rights Agreement, the form of which is attached as Exhibit 10.4 hereto and incorporated herein by reference.

Incentive Equity Plan

The Company has adopted an incentive equity plan reserving an initial pool of 7,300,000 Company Class A Ordinary Shares (subject to adjustment in connection with certain events described in the plan, include share splits and other recapitalization transactions) for grants thereunder. The Company will amend that plan in connection with the consummation of the Transactions.

Employee Share Purchase Plan

Prior to the effectiveness of the Registration Statement, the Company will adopt an employee share purchase plan to assist eligible employees of the Company and its subsidiaries to acquire Company Class A Ordinary Shares at a purchase price of not less than 85% of the fair market value of such shares, as determined pursuant to the plan. The employee share purchase plan reserves an initial pool of 1,352,460 Company Class A Ordinary Shares (subject to adjustment in connection with certain events described in the plan, include share splits and other recapitalization transactions) for issuance and sale thereunder.

Additional information

This Current Report on Form 8-K (this “Report”) relates to a proposed transaction between the Company and TBA. In connection with the proposed transaction, the Company intends to file a registration statement on Form F-4 that will include a proxy statement of TBA in connection with TBA’s solicitation of proxies for the vote by TBA’s shareholders with respect to the proposed transaction and a prospectus of the Company. The proxy statement/prospectus will be sent to all TBA shareholders and the Company and TBA will also file other documents regarding the proposed transaction with the SEC. This Report does not contain all the information that should be considered concerning the proposed transaction and is not intended to form the basis of any investment decision or any other decision in respect of the transaction. Before making any voting or investment decision, investors and security holders are urged to read the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed Transactions.

Investors and security holders will be able to obtain free copies of the registration statement, proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by the Company and TBA through the website maintained by the SEC at www.sec.gov. In addition, the documents filed by the Company may be obtained free of charge from the Company’s website at http://www.is.com or by written request to ironSource at ironSource Ltd., Derech Menachem Begin 121, Tel Aviv-Yafo, Israel, and the documents filed by TBA may be obtained free of charge from TBA’s website at http://www.thomabravoadvantage.com or by written request to Thoma Bravo Advantage, 150 N. Riverside Plaza, Suite 2800, Chicago, Illinois 60606.

Participants in Solicitation

The Company and TBA and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from TBA’s shareholders in connection with the proposed transaction. Additional information regarding the interests of those persons and other persons who may be deemed participants in the proposed transaction may be obtained by reading the proxy statement/prospectus regarding the proposed transaction. You may obtain free copies of these documents as described in the preceding paragraph.

Forward-Looking Statements

This Report contains forward-looking statements within the meaning of the federal securities laws with respect to the proposed transaction between TBA and ironSource. All statements other than statements of historical facts contained in this Report, including statements regarding ironSource’s, TBA’s or the combined company’s future financial position, business strategy and plans and objectives of management for future operations, are forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “could,” “intends,” “targets,” “projects,” “contemplates,” “believes,” “estimates,” “predicts,” “potential” or “continue” or the negative of these terms or other similar expressions. Forward-looking statements include, without limitation, ironSource’s or TBA’s expectations concerning the outlook for their or the combined company’s business, productivity, plans and goals for future operational improvements and capital investments, operational performance, future market conditions or economic performance and developments in the capital and credit markets and expected future financial performance, as well as any information concerning possible or assumed future results of operations of the combined company. Forward-looking statements also include statements regarding the expected benefits of the proposed transaction between ironSource and TBA.

Forward-looking statements involve a number of risks, uncertainties and assumptions, and actual results or events may differ materially from those projected or implied in those statements. Important factors that could cause such differences include, but are not limited to: (i) the risk that the transaction may not be completed in a timely manner or at all, which may adversely affect the price of TBA’s securities, (ii) the failure to satisfy the conditions to the consummation of the transaction, including the adoption of the merger agreement by the shareholders of TBA and ironSource, the satisfaction of the minimum trust account amount following redemptions by TBA’s public shareholders and the receipt of certain governmental and regulatory approvals, (iii) the lack of a third party valuation in determining whether to pursue the proposed transaction, (iv) the occurrence of any event, change or other circumstance that could give rise to the termination of the merger agreement, (v) the effect of the announcement or pendency of the transaction on ironSource’s business relationships, performance, and business generally, (vi) risks that the proposed business combination disrupts current plans of ironSource and potential difficulties in ironSource employee retention as a result of the proposed transaction, (vii) the outcome of any legal proceedings that may be instituted against ironSource or against TBA related to the merger agreement or the proposed transaction, (vii) the ability of ironSource to list its ordinary shares on the New York Stock Exchange, (ix) volatility in the price of the combined company’s securities due to a variety of factors, including changes in the competitive industry in which ironSource operates, variations in performance across competitors, changes in laws and regulations affecting ironSource’s business and changes in the combined capital structure, and (x) the ability to implement business plans, forecasts, and other expectations after the completion of the proposed transaction, and to identify and realize additional opportunities; (xi) ironSource’s markets are rapidly evolving and may decline or experience limited growth; (xii) ironSource’s reliance on operating system providers and app stores to support its platform; (xiii) ironSource’s ability to compete effectively in the markets in which it operates; (xiv) ironSource’s quarterly results of operations may fluctuate for a variety of reasons; (xv) failure to maintain and enhance the ironSource brand; (xvi) ironSource’s dependence on its ability to retain and expand its existing customer relationships and attract new customers; (xvii) ironSource’s reliance on its customers that contribute more than $100,000 of annual revenue; (xviii) ironSource’s ability to successfully and efficiently manage its current and potential future growth; (xix) ironSource’s dependence upon the continued growth of the app economy and the increased usage of smartphones, tablets and other connected devices; (xx) ironSource’s dependence upon the success of the gaming and mobile app ecosystem and the risks generally associated with the gaming industry; (xxi) ironSource’s, and ironSource’s competitors’, ability to detect or prevent fraud on its platforms; (xxii) failure to prevent security breaches or unauthorized access to ironSource’s or its third-party service providers data; (xxiii) the global scope of ironSource’s operations, which are subject to laws and regulations worldwide, many of which are unsettled and still developing; (xxiv) the rapidly changing and increasingly stringent laws, contractual obligations and industry standards relating to privacy, data protection, data security and the protection of children; and (xxv) the effects of health epidemics, including the COVID-19 pandemic.

ironSource and TBA caution you against placing undue reliance on forward-looking statements, which reflect current beliefs and are based on information currently available as of the date a forward-looking statement is made. Forward-looking statements set forth herein speak only as of the date of this communication. Neither ironSource nor TBA undertakes any obligation to revise forward-looking statements to reflect future events, changes in circumstances, or changes in beliefs. In the event that any forward-looking statement is updated, no inference should be made that ironSource or TBA will make additional updates with respect to that statement, related matters, or any other forward-looking statements. Any corrections or revisions and other important assumptions and factors that could cause actual results to differ materially from forward-looking statements, including discussions of significant risk factors, may appear, up to the consummation of the proposed business combination, in TBA’s public filings with the SEC or, upon and following the consummation of the proposed transaction, in ironSource’s public filings with the SEC, which are or will be (as appropriate) accessible at www.sec.gov, and which you are advised to consult.

Disclaimer

This Current Report is for informational purposes only and is neither an offer to purchase, nor a solicitation of an offer to sell, subscribe for or buy any securities or the solicitation of any vote in any jurisdiction pursuant to the proposed transactions or otherwise, nor shall there be any sale, issuance or transfer or securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE PROPOSED TRANSACTIONS OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits

The exhibits listed in the following Exhibit Index are filed as part of this Current Report.

Exhibit No.	Description
2.1*	Agreement and Plan of Merger, dated as of March 20, 2021, by and among Thoma Bravo Advantage, ironSource Ltd., Showtime Cayman and Showtime Cayman II.

10.1	Shareholder Support Agreement, dated as of March 20, 2021, by and among Thoma Bravo Advantage, ironSource Ltd. and the shareholders of ironSource Ltd. party thereto.

10.2	Sponsor Support Agreement, dated as of March 20, 2021, by and among Thoma Bravo Advantage, ironSource Ltd., Thoma Bravo Advantage Sponsor, LLC, Leslie Brun, James Cameron McMartin and Pierre Naudé.

10.3	Form of Investment Agreement.

10.4	Form of Second Amended and Restated Shareholder Rights Agreement.

99.1	Joint Press Release, dated as of March 21, 2021.

99.2	Investor Presentation.

99.3	Webcast Transcript.

99.4	Investor Call Transcript.

*	The schedules to this Exhibit have been omitted in accordance with Regulation S-K Item 601(b)(2). TBA agrees to furnish supplementally a copy of any omitted schedule to the SEC upon its request.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

THOMA BRAVO ADVANTAGE

By:	/s/ Robert Sayle
Name: Robert Sayle
Title: Chief Executive Officer

March 22, 2021